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                                                                  EXHIBIT (a)(9)

DSG International Limited

                                                                    NEWS RELEASE


               DSG INTERNATIONAL LIMITED ANNOUNCES COMPLETION OF
                                 TENDER OFFER

     Duluth, Georgia, December 16, 1996/PRNewswire/ -- DSG International Limited
(DSG) (NASDAQ: DSGIF) announced today that its "Dutch Auction" tender offer for up to eight hundred and fifty thousand (850,000) shares of its ordinary shares expired at 12:00 midnight, Eastern Daylight Time, on December 13, 1996. Based on a preliminary count at the time of expiration, approximately 1,049,029 shares, including shares subject to guarantees of delivery, had been tendered pursuant to the offer.

     The company intends to purchase at $14.50 per share 850,000 shares plus an additional 153,640 shares which is the equivalent of 2% of the outstanding shares for a total of 1,003,640 of the shares tendered pursuant to the terms of the tender offer. The final number of shares to be purchased will be announced as soon as the results of the tender offer ave verified. Some proration may be required. Payment for shares validly tendered will be made as promptly as practicable.

     DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Hong Kong, California, Georgia, Australia, England, Singapore, Canada, Switzerland, China and Thailand, the Company distributes its products throughout Asia, Australia, North America, and Europe. The Company also produces private label disposable diapers, adult incontinence and feminine napkins at certain operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)" "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Togs(R)", "Cares(R)" and "Vlesi(R)".

 12/16/96



         /CONTACT:  Peter Chang, (770) 497-9800

(DSGTF)